[URI Letterhead]

March 13, 2012

United States Securities and Exchange Commission,

    Division of Corporation Finance,

            100 F Street N.E.,

                  Washington D.C. 20549.

Attention: Pamela A. Long, Assistant Director

Re:	United Rentals, Inc.
Amendment No. 1 Registration Statement on Form S-4
Filed February 23, 2012
File No. 333-179039

Dear Ms. Long:

 This letter responds to the letter, dated March 8, 2012, to Jonathan M. Gottsegen, Esq., Senior Vice President, General Counsel and Corporate Secretary of United Rentals, Inc. (“URI”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to the registration statement (the “Registration Statement”) on Form S-4 filed with the Commission on February 23, 2012 (“Amendment No. 1”). URI is delivering with this letter a copy of Amendment No. 2 to the Form S-4, filed on the date hereof (“Amendment No. 2”), which shows the changes URI has made in response to the Staff’s comments as well as other revisions. URI appreciates the Staff’s careful review of Amendment No. 1 and looks forward to working with the Staff to resolve the Staff’s comments. For your convenience, URI has reproduced each of the Staff’s comments below and provided its responses below each comment. Terms used in URI’s responses that are defined in Amendment No. 2 have the meanings assigned to such terms in Amendment No. 2.

Securities and Exchange Commission

March 13, 2012

Form S-4

Indebtedness of URI Following the Merger, page 10

1.	Please revise to more specifically discuss how you believe you will be able to meet the estimated interest payments on your debt following the merger. In this regard, please discuss the adequacy of cash on hand and operating cash flows and clarify if you believe you may need to rely on the undrawn capacity of the URI ABL facility.

Response:

In Amendment No. 2, URI revised the disclosure on pages 19 and 144 of the joint proxy statement/prospectus as requested by the Staff.

2.	We note your disclosure on page 29 that Standard & Poor’s Ratings Services placed the issue level rating on URI’s senior unsecured notes on negative watch. Please revise to include a more specific and comprehensive discussion of the potential implications of this action.

Response:

URI respectfully advises the Staff that prior to the issuance of the merger financing notes, Standard & Poor’s Ratings Services affirmed URI’s corporate rating of “B” with a “Positive” outlook and the rating of URI’s senior unsecured notes as “B” with a “Stable” outlook. In Amendment No. 2, URI revised the disclosure on page 39 of the joint proxy statement/prospectus accordingly.

Fees and Expenses, page 19

3.	We note your revised disclosure in response to comment 20 of our letter dated February 13, 2012. However, we note that the amount of fees and expenses that URI and RSC expect to incur in connection with the merger are significantly less than the amounts listed elsewhere in the joint proxy statement/prospectus, such as on page 29 where it states that in connection with the merger and related transactions, URI expects to incur $226 million of fees and expenses. Please reconcile your disclosure here and also in your related disclosure on page 134.

Response:

URI respectfully advises the Staff that the amount of estimated fees and expenses have increased since the filing of Amendment No. 1 as a result of the increased size of the debt offerings to finance the merger and related transactions. In Amendment No. 2, URI revised the disclosure on pages 28-29, 39 and 147-148 of the joint proxy statement/prospectus as requested by the Staff to reflect the amount of fees and expenses URI and RSC expect to incur in connection with the merger and related transactions.

Securities and Exchange Commission

March 13, 2012

Risk Factors, page 21

URI’s Anticipated Level of Indebtedness Will Increases . . ., page 27

4.	We note your revised disclosure in response to comment 27 of our letter dated February 13, 2012. Please further revise your risk factor to quantify the amount of your annual debt service obligation, the amount of cash you will have on hand following the merger, and how you anticipate that you will pay such debt service obligation, including whether you intend to rely on the URI ABL Facility.

Response:

In Amendment No. 2, URI revised the disclosure on page 38 of the joint proxy statement/prospectus as requested by the Staff.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 43

Note 3. Preliminary Purchase Consideration, page 43

5.	Please revise your disclosure to indicate how you forecast the number of shares of RSC common stock you expect to be outstanding at the effective time of the merger.

Response:

URI has been advised by RSC that the number of shares of RSC common stock expected to be outstanding at the effective time of the merger has been derived from information provided by RSC’s transfer agent and assumes a historical level of option exercises during the period prior to the effective time. In Amendment No. 2, URI revised the disclosure on page 53 of the joint proxy statement/prospectus as requested by the Staff.

6.	We note your response to comment 32 of our letter dated February 13, 2012. To the extent that the per share price of URI common stock changes significantly, please revise your disclosure to reflect the per share price as of a more current date.

Securities and Exchange Commission

March 13, 2012

Response:

In Amendment No. 2, URI updated the calculation of the merger consideration based on the closing sale price of URI common stock on March 8, 2012. Consistent with the disclosure in Amendment No. 1, and given the significance of the stock component of the merger consideration, URI has included in Amendment No. 2 a sensitivity analysis of the merger consideration to changes in the per share price of URI common stock.

Note 4. Purchase Accounting, page 45

7.	We note your response to comment 38 of our letter dated February 13, 2012 and the additional disclosure you have included. However, given the significant amount of goodwill you anticipate recognizing as a result of the merger, please revise to more specifically discuss the underlying factors contributing to the goodwill.

Response:

In Amendment No. 2, URI revised the disclosure on page 58 of the joint proxy statement/prospectus as requested by the Staff.

5. Financing, page 46

8.	We note your response to comment 39 of our letter dated February 13, 2012 and the additional disclosure you have provided. As previously requested, please help us understand why you believe your estimated assumed interest rates are factually supportable. Please also tell us if there is an agreed upon interest rate associated with the financing commitments already obtained.

Response:

In Amendment No. 2, URI revised the disclosure on page 59 of the joint proxy statement/prospectus to reflect that the assumed interest rates are based on the actual interest rates for the three series of merger financing notes issued by UR Financing Escrow Corporation on March 9, 2012.

The Merger, page 59

Background of the Merger, page 60

9.

We note that you have revised this section to provide a general overview of the benefits of the merger of URI and RSC. To the extent these represent benefits that were considered by the URI board and RSC board, please move them to the

Securities and Exchange Commission

March 13, 2012

“Recommendation of the RSC Board and Reasons for the Merger,” on page 77 and the “Recommendation of the URI Board and Reasons for the Merger” on page 97. Further, to the extent that certain of these benefits were discussed at specific meetings included in the Background disclosure, please include a discussion of such benefits in the description of each meeting as opposed to summarizing all of the benefits up front. The Background section should describe in sufficient detail the material issues discussed and the positions taken by those involved at each of the meetings. For example, in your disclosure relating to the January 19, 2010 meeting and the February 22, 2010 meeting, you should include a description of the specific potential and strategic benefits discussed at the meetings. This is just one example.

Response:

In Amendment No. 2, URI moved the description of the potential strategic benefits expected to result from the merger from the “Background of the Merger” section to the “Recommendation of the URI Board and Reasons for the Merger” section of Amendment No. 2.

In Amendment No. 2, URI revised the disclosure on pages 72-84 of the joint proxy statement/prospectus as requested by the Staff to describe the material risks and potential benefits of a potential business combination between RSC and URI discussed at various meetings of the URI board and the RSC board prior to the announcement of the merger.

10.	Please further revise your Background section to explain why the transaction is being recommended to stockholders as opposed to any alternatives, and why the transaction is being recommended at this time. For example, we note your disclosure on page 63 that RSC “explored various alternatives” with its major stockholders, and that in August 2008, Dr. Britell had concerns about a potential transaction between URI and RSC “at that time,” but that details of such alternatives and concerns are not disclosed.

Response:

URI respectfully advises the Staff that URI disclosed in the “Background of the Merger,” “Recommendation of the RSC Board and Reasons for the Merger” and “Recommendation of the URI Board and Reasons for the Merger” sections of Amendment No. 1 the various reasons that the URI board and RSC board determined to approve the merger agreement and the transactions contemplated thereby and recommend adoption of the merger agreement and related matters to the stockholders of URI and RSC, respectively, including the numerous potential strategic benefits expected to be achieved from the proposed transaction. URI further disclosed in the “Background of the Merger” section of Amendment No. 1 that, for the reasons disclosed in that section and in the “Recommendation of the RSC Board and Reasons for the Merger” and “Recommendation of the URI board and Reasons for the Merger” sections of Amendment No. 1, the URI board and the RSC board considered that the proposed transaction was more attractive to URI and RSC and their respective stockholders than the other potential strategic alternatives available to either company. URI believes that the disclosure in these sections sufficiently describes all material considerations of the URI board and the RSC board with respect to the proposed transaction and does not believe any additional disclosure is required to be included in Amendment No. 2.

Securities and Exchange Commission

March 13, 2012

In Amendment No. 2, URI revised the disclosure on page 73 of the joint proxy statement/prospectus as requested by the Staff to describe URI’s initial concerns with a potential transaction with RSC.

Recommendation of the URI Board and Reasons for the Merger, page 97

11.	We note that in response to comment 62 of our letter dated February 13, 2012 you have indicated that you included revised disclosure regarding discussions of URI’s indebtedness following the merger on page 76. Please include a discussion of the URI board’s analysis regarding the significant amount of outstanding indebtedness that the combined company will be facing within the section entitled “Recommendation of the URI Board and Reasons for the Merger.” Your disclosure should include the reasons that the URI board determined that the RSC merger will in the best interests of stockholders despite such indebtedness.

Response:

In Amendment No. 2, URI revised the disclosure on page 111 of the joint proxy statement/prospectus as requested by the Staff.

Management, page 127

12.	We note your disclosure regarding the members of URI’s senior management team both as of the date of the proxy statement/prospectus and as of the effective time of the merger. Please advise whether Messrs. Gottsegen, Asplund and Fahey will be continuing with the combined company following the merger.

Response:

URI respectfully advises the Staff that Messrs. Gottsegen, Asplund and Fahey will be continuing with the combined company following the merger. In Amendment No. 2, URI revised the disclosure on page 139 of the joint proxy statement/prospectus accordingly.

Securities and Exchange Commission

March 13, 2012

Indebtedness of URI Following the Merger, page 132

13.	We note your disclosure on page 133 that if the financial tests in the URI ABL facility become applicable, and you are unable to satisfy such tests, the facility could be terminated and you would likely not have sufficient liquidity for your business needs. We further note your disclosure that the financial covenants will apply only if availability falls below the greater of 10% of the maximum revolver amount and $150 million. Please disclose the current availability under the URI ABL facility. Please also disclose the specific financial tests in the facility, whether you would meet these financial tests if they were applied to you today, and whether you believe that you will meet the financial tests as a combined company.

Response:

In Amendment No. 2, URI revised the disclosure on page 145 of the joint proxy statement/prospectus as requested by the Staff.

URI Executive Compensation, page 190

Compensation Discussion and Analysis, page 190

14.	It appears from your disclosure that that amount of the cash incentive award for each of Messrs. Gottsegen and Asplund would vary from 80% to 120% of the funded amount based on the achievement of specific performance factors. Given that it appears that 120% of the funded amount would be the maximum amount that could be paid, please explain how Mr. Asplund was awarded 125% of the funded amount.

Response:

URI respectfully advises the Staff that under URI’s 2011 Corporate Incentive Plan, in which Mr. Asplund participated, the funding of the annual incentive amount could range between 80% and a maximum of 120% of the bonus target amount, subject to adjustment in limited cases of up to 150% based on extraordinary achievement. For 2011, Mr. Asplund exceeded his specific performance metrics, and also exhibited extraordinary achievement in certain areas. As a result, URI’s Compensation Committee awarded Mr. Asplund the maximum of the incentive range, or 120% of his target, as well as an additional award of approximately 5% of his target to recognize his extraordinary achievement. Therefore, the total cash incentive award payment for Mr. Asplund for 2011 was approximately 125% of his funded amount. In Amendment No. 2, URI revised the disclosure on page 214 of the joint proxy statement/prospectus to more clearly reflect his payout.

Securities and Exchange Commission

March 13, 2012

Grants of Plan-Based Awards in 2011, page 211

15.	We note that you include only target and maximum payouts under the Non-Equity Incentive Plan Column for Messrs. Kneeland, Plummer and Flannery, and only include target payments for Messrs. Gottsegen and Asplund. However, we note your disclosure on page 200 where it appears that you set threshold level performance metrics for the 2011 Executive Plan. Please advise whether this indicates that there is a threshold payout level. Further, we note that the payouts under the Incentive Plan could be adjusted up to 120% of the funded amount based on the achievement of specific performance metrics. It therefore appears that these payouts were subject to a maximum payout. Please advise and please also revise the Grants of Plan-Based Awards table as necessary.

Response:

URI respectfully advises the Staff that under URI’s 2011 Executive Plan and 2011 Corporate Incentive Plan, as described on pages 211-214 of the joint proxy/prospectus, the funding of the annual cash incentive for URI’s named executive officers is based on the achievement of the internal metrics of EBITDA after Charge (“EAC”) and EAC year-over-year (“EAC Improvement”) by URI’s branch locations. To the extent certain EBITDA and Adjusted EBITDA thresholds are achieved, the bonus amount funding will be determined by EAC and EAC Improvement performance. As such, even if threshold metrics of EBITDA and EBITDA Margin are achieved, the funding of the bonus pool amounts could still be zero to the extent URI’s branches achieve poor EAC and EAC Improvement performance. Therefore, URI does not have a threshold payout level. In Amendment No. 2, URI revised the Grants of Plan-Based Award table on page 225 of the joint proxy statement/prospectus to include the maximum payouts for Messrs. Gottsegen and Asplund.

United Rentals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 27

16.

We note your draft revised disclosure in response to comment 84 of our letter dated February 13, 2012. However, we note that you have added only a list of factors that you believe contributed to rate and volume improvement in 2011 equipment rentals, and do not indicate that you will revise your entire results of operations disclosure in future filings as requested by our prior comment. For example, we note that your disclosure regarding the changes in sales of rental equipment attributes the increase only to volume, pricing, and changes in the mix

Securities and Exchange Commission

March 13, 2012

of equipment sold, but does not provide any color on the reasons for such changes or the particular changes in product mix and how this affected sales. Further, we note that you have not provided quantified information to clearly disclose the individual impact of the volume and rate increases to the overall increase in equipment rentals revenue. In addition, your list of factors that affected 2011 equipment rentals revenue does not quantify or explain how these factors impacted results. For example, it is unclear how your increased focus on National Accounts and other large customers contributed to revenue growth, and the proportionate affect of this increased focus. This is only one example. In future filings, please further revise your results of operations to provide a discussion of the business reasons for the changes in line items, including clear disclosure as to how these business reasons impacted results, and quantify the incremental impact of each individual business reason on the overall change in the line item. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

URI acknowledges the Staff’s comment and respectfully advises the Staff that the prior response to comment 84 was intended to provide an example of an expanded disclosure associated with its most significant revenue line. In future filings, URI will provide similarly expanded disclosures on the other revenue lines as requested by the Staff.

Regarding quantifying the individual impact of the volume and rate increases on the overall increase in equipment rentals revenue, URI notes that, in general, the rate and volume variances result in a proportionate rental revenue variance (for example, on a consolidated basis, URI disclosed a “17.3 percent increase in equipment rentals, which was primarily due to a 13.4 percent increase in the volume of OEC on rent and a 6.1 percent rental rate”). URI believes that, because of the impact of mix, it is not possible to more precisely quantify the volume impact on revenue. Mix impacts URI’s revenue in two ways: 1) the type of equipment rented and 2) the duration of the rental contract (daily, weekly and monthly). URI believes that it is not possible to accurately remove the mix impact to calculate the volume impact on revenue in a manner that would be beneficial to the reader. If the noted rate and volume measures didn’t directionally explain the majority of the revenue variance (for example, if the Form 10-K disclosure was instead a “17.3 percent increase in equipment rentals, which was primarily due to a 3.4 percent increase in the volume of OEC on rent and a 3.1 percent rental rate”), URI would expand the disclosure to address other material items that impacted the revenue variance. Additionally, URI notes that the rental rate and volume of OEC on rent metrics it discloses are standard metrics in its industry, and URI believes that these are the metrics that readers of its financial statements use to assess its rental revenue performance.

Securities and Exchange Commission

March 13, 2012

Regarding explaining how the noted items impact revenue, URI expects to expand the proposed disclosure as follows (changes from the prior proposed disclosure are bracketed): “2011 equipment rentals of $2.2 billion increased $317, or 17.3 percent, as compared to 2010, primarily reflecting a 13.4 percent increase in the volume of OEC on rent and a 6.1 percent rental rate increase. We believe that the rate and volume improvements reflect a combination of the following factors: a modest improvement in our operating environment; a shift from customer ownership to the rental of construction equipment; and the benefit of our strategy, particularly our increased focus on National Accounts and other large customers [that tend to rent more equipment for longer periods of time]. Additionally, the volume increase includes the impact of the acquisitions described below (see “Acquisitions”).” After the above revision, URI believes that the positive impact of each noted item is clear. URI does not believe that these items can be quantified in a meaningful way, and respectfully notes that, within the context of this disclosure, the items are noted as contributing factors to the disclosed rate and volume increases.

URI believes that the proposed disclosure above provides the information required by Item 303 of Regulation S-K and SEC Release No. 33-8350, and that its approach is consistent with the standards of its industry.

19. Condensed Consolidating Financial Information of Guarantor Subsidiaries, page 71

17.	We note your response to our prior comment 90. Please revise your disclosure in future filings to clarify that your subsidiary guarantees are not full and unconditional and describe your reliance on Rule 3-10 of Regulation S-X.

Response:

URI acknowledges the Staff’s comment. In future filings, URI expects to provide substantially the following disclosure:

The guarantor subsidiaries are all 100 percent-owned and the guarantees are made on a joint and several basis. The guarantees are not full and unconditional because a guarantor subsidiary can be automatically released and relieved of its obligations under certain circumstances, including sale of the subsidiary guarantor, the sale of all or substantially all of the subsidiary guarantor’s assets, the requirements for legal defeasance or covenant defeasance under the applicable indenture being met or designating the subsidiary guarantor as an unrestricted subsidiary for purposes of the applicable covenants. These circumstances fall within the customary circumstances detailed in 2510.5 of the Financial Reporting Manual of the Division of Corporation Finance. The guarantees are also subject to subordination provisions (to the same extent that the obligations of the issuer under the relevant notes are subordinated to other debt of the issuer) and to a standard limitation which provides that the maximum amount guaranteed by each guarantor will not exceed the maximum amount that can be guaranteed without making the guarantee void under fraudulent conveyance laws.

Securities and Exchange Commission

March 13, 2012

Based on our understanding of 2510.5 and Rule 3-10 of Regulation S-X, we believe that the guarantees of the guarantor subsidiaries comply with the conditions set forth in Rule 3-10 and therefore continue to utilize Rule 3-10 to present condensed consolidating financial information for Holdings, URNA, the guarantor subsidiaries and the non-guarantor subsidiaries. Separate consolidated financial statements of the guarantor subsidiaries have not been presented because management believes that such information would not be material to investors.

* * * *

We trust that this letter responds to the issues raised in your comment letter. If you have additional questions or require any additional information, please do not hesitate to contact me at (203) 618-7151 or jgottsegen@ur.com or Andrew Soussloff of Sullivan & Cromwell LLP at (212) 558-3681 or soussloffa@sullcrom.com.

Respectfully submitted,

UNITED RENTALS, INC.

/s/ Jonathan M. Gottsegen
Jonathan M. Gottsegen, Esq,
Senior Vice President, General Counsel and Corporate Secretary

cc:	Andrew D. Soussloff
Frank J. Aquila
(Sullivan & Cromwell LLP)

Kevin J. Groman
(RSC Holdings Inc.)

Robert B. Schumer
Ariel J. Deckelbaum
(Paul, Weiss, Rifkind, Wharton & Garrison LLP)

Erin Jaskot
(SEC, Division of Corporation Finance)